Anheuser-Busch InBev nv/sa

Brouwerijplein 1

3000 Leuven

Belgium

T +32 16 27 61 11

F +32 16 50 61 11

Heather Clark and Andrew Blume,

Office of Manufacturing,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended
December	31, 2020

  File No. 001-37911

November 8, 2021

Dear Ms. Clark and Mr. Blume:

Thank you for your letter of October 26, 2021 to Mr. Fernando Tennenbaum of Anheuser-Busch InBev SA/NV (the “Company”) setting forth the Staff’s comment on the Company’s response letter of August 3, 2021, relating to the Company’s Form 20-F for Fiscal Year Ended December 31, 2020 (the “Form 20-F”).

The Company has keyed its response in this letter to the headings and numbered comment used in the Staff’s comment letter and has marked the response with the letter “R” beside the comment number. The comment is set forth in bold-face type. Terms used but not defined herein have the meanings ascribed to them in the Form 20-F.

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Form 20-F for the Year Ended December 31, 2020

Notes to Consolidated Financial Statements

5. Segment reporting, page F-26

1.

We note your response to prior comment 4 and the additional information you provided during our call with you on September 3, 2021. After careful consideration of this information as well as the guidance in IFRS 8, Operating Segments, we believe that IFRS 8 requires presentation of a single measure of segment profitability for each reportable segment, and therefore we object to your presentation of more than one measure of segment profitability in the footnotes to the financial statements in your Form 20-F. Please remove your disclosure of Normalized EBITDA, Normalized EBITDA Margin, and Normalized Profit from Operations (Normalized EBIT) from your segment footnote consistent with the guidance in paragraph 26 of IFRS 8.

R: The Company acknowledges the Staff’s comment and confirms that it will remove its disclosure of Normalized EBITDA, Normalized EBITDA Margin, and Normalized Profit from Operations (Normalized EBIT) from its segment footnote in its future filings after the date of this letter and its annual report on Form 20-F (“Future Filings”). The Company respectfully notes that it will continue to present Profit from Operations (EBIT) in Future Filings for so long as the Company’s chief operating decision maker continues to use Profit from Operations (EBIT) as a measure of segment profit or loss, consistent with the guidance in paragraph 26 of IFRS 8.

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Please contact John Horsfield-Bradbury at +44 20 7959 8491 with any questions you may have.

Yours sincerely,

/s/ Fernando Tennenbaum
Fernando Tennenbaum

cc:	John Blood

Ann Randon

(Anheuser-Busch InBev SA/NV)

John Horsfield-Bradbury

(Sullivan & Cromwell LLP)